SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

News Release	March 7, 2007 at 10.00 GMT

Kanavaranta 1 00160 Helsinki

P.O. Box 309 FI-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso is planning to close down its Sauga Sawmill in Estonia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it is planning to close down Sauga Sawmill in Estonia in June 2007, owing to a continuing shortage of raw material, resulting in higher costs and unprofitable operations. The closure will not have a material impact on Stora Enso’s annual sales, but it is expected to have a slightly positive impact on the Group’s full year 2007 operating profit. The Company will record a write-down and restructuring provision totalling about EUR 12 million as non-recurring items in the first quarter of 2007.

Sauga Sawmill has an annual technical production capacity of 130 000 m3 of sawn wood, of which 90 000 m3 can be further processed. It is planned to utilise some of Sauga Sawmill’s machinery at Stora Enso’s other sawmills, to the extent feasible.

“Stora Enso’s production and sales of sawn goods in the Baltic States are expected to remain essentially unchanged after the closure of Sauga Sawmill, as customers will be supplied from Stora Enso’s other sawmills. Sauga Sawmill has 107 employees and Stora Enso Timber is looking at various opportunities for internal redeployment to for example Paikuse, Imavere and Näpi sawmills and to Viljandi further processing mill. Stora Enso Timber will be able to offer approximately 30 positions. Outplacement to other forest products companies in the Pärnu area and financing of retraining to take up employment outside the forest products industry are also being considered” says Peter Kickinger, Executive Vice President, Stora Enso Timber.

For further information, please contact:

Hannu Ryöppönen, CFO, tel.+44 20 7016 3114

Peter Kickinger, EVP, Stora Enso Timber, tel. +43 1 269 7460 1375

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/timber

Stora Enso Timber provides customer-focused solutions to the construction and joinery industries and the wood products trade worldwide. Stora Enso Timber’s annual net sales are EUR 1.7 billion and the total annual production capacity is 7.7 million m3 of sawn wood products, including 3.4 million m3 of value-added products. Stora Enso Timber employs 5 000 people in 29 mills and in its sales and distribution companies throughout the world.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel